Consolidated Financial Statements
December 31, 2011 and 2010

885 West Georgia, Suite 1210, Vancouver, BC, Canada, V6C 3E8
(T) 604.682.4004 (F) 604.682.2235 (W) www.silvermexresources.com
TSX: SLX

Deloitte & Touche LLP 2800 – 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of Silvermex Resources Inc.

We have audited the accompanying consolidated financial statements of Silvermex Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvermex Resources Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years then ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 26, 2012

Membre de / Member of Deloitte Touche Tohmatsu

SILVERMEX RESOURCES INC.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Assets			(Note 30)
Current assets
Cash	10,613,105	17,414,536	625,171
Restricted cash (Note 25a)	2,838,384	-	-
Short-term investments	7,400,000	7,400,203	-
Accounts receivable (Note 9)	2,895,533	2,381,506	357,021
Note receivable (Note 10)	-	2,000,000	2,566,201
Inventory (Note 11)	824,578	708,423	231,207
Prepaid expenses and deposits	778,298	252,261	137,244
	25,349,898	30,156,929	3,916,844
Non-current deposits	587,407	-	-
Mineral property interests (Note 13)	17,394,122	23,323,246	48,493
Property, plant, and equipment (Note 14)	21,382,470	15,213,001	13,814,205
Deferred income taxes (Note 19)	3,403,340	-	-
Goodwill (Note 6)	3,091,166	4,023,247	-
	71,208,403	72,716,423	17,779,542

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,787,211	2,937,783	2,602,117
Deferred gain on sale of Chief Consolidated Mining Company (Note 12)	-	1,293,265	1,418,501
Current portion of long term debt (Note 15)	1,499,469	487,147	516,937
	6,286,680	4,718,195	4,537,555
Long term debt (Note 15)	-	917,494	516,936
Provision for reclamation and rehabilitation (Note 16)	1,959,719	1,492,940	111,092
Deferred income taxes (Note 19)	2,352,645	6,157,758	2,588,169
	10,599,044	13,286,387	7,753,752
Equity
Share capital (Note 17)	136,580,927	132,151,881	52,273,254
Share payment reserves (Note 17)	24,051,801	23,917,815	11,810,136
Foreign exchange translation reserve	99,265	(431,146)	-
Deficit	(100,122,634)	(96,208,514)	(54,057,600)
	60,609,359	59,430,036	10,025,790
	71,208,403	72,716,423	17,779,542

Contingencies and commitments (Note 25) and events after reporting period (Note 25a & 29)

"Joseph Ovsenek"	"Duane Nelson"
Joseph Ovsenek, Director	Duane Nelson, Director

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Year Ended	Year Ended
	December 31	December 31
	2011	2010
	$	$
		(Note 30)

Sales	16,772,340	3,950,957
Cost of sales (Note 7)	10,303,579	2,900,098
	6,468,761	1,050,859
Operating expenses
Exploration	2,395,323	150,364
Administration	5,602,494	4,661,051
Mine overhead	-	905,503
Share-based compensation (Note 18)	2,282,727	1,300,368
Allowance for value added tax receivable, net (Note 25d)	1,169,080	525,708
Write-down of mineral property interests (Note 13)	5,910,675	-
Impairment of goodwill (Note 6)	932,081	37,468,666
	18,292,380	45,011,660
Operating loss	(11,823,619)	(43,960,801)
Other income (expenses)
Finance costs (Note 8)	(160,328)	(53,752)
Foreign exchange loss	(416,072)	(405,827)
Gain on sale of Chief Consolidated Mining Company (Note 12)	1,293,265	1,559,753
Interest and other income	294,647	215,057
	1,011,512	1,315,231
Net loss before tax	(10,812,107)	(42,645,570)
Income tax expense (recovery)
Current	189,915	56,394
Deferred (Note 19)	(7,087,902)	(551,050)
	(6,897,987)	(494,656)
Net loss for the period	(3,914,120)	(42,150,914)
Other comprehensive loss
Foreign exchange translation reserve	530,411	(431,146)
Total comprehensive loss for the period	(3,383,709)	(42,582,060)

Loss per share
Basic and diluted	$(0.02)	$(0.38)

Weighted average number of common shares outstanding	235,680,584	111,513,837

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year Ended	Year Ended
	December 31	December 31
	2011	2010
	$	$
		(Note 30)

Cash used in operating activities
Net loss	(3,914,120)	(42,150,914)
Adjustments for non-cash items:
Finance costs (Note 8)	160,328	53,752
Depreciation and depletion (Note 14)	1,544,381	991,997
Foreign exchange loss	416,072	405,827
Non-cash bonuses (Note 17d)	-	217,626
Gain on sale of Chief Consolidated Mining Company (Note 12)	(1,293,265)	(1,559,035)
Deferred income taxes (Note 19)	(7,087,902)	(551,050)
Allowance for value added tax receivable, net (Note 25d)	-	525,708
Write-down of mineral property interests (Note 13)	5,910,675	-
Impairment of goodwill (Note 6)	932,081	37,468,666
Share-based compensation (Note 18)	2,282,727	1,300,368
	(1,049,023)	(3,297,055)
Changes in non-cash working capital (Note 20)	518,031	(3,194,659)
	(530,992)	(6,491,714)

Cash (used for) provided by investing activities
Cash acquired on acquisition of Silver One (Note 5)	-	4,048,180
Purchase of short term investments	-	(7,400,203)
Collections on note receivable (Note 12)	2,000,000	2,000,000
Purchase of property, plant, and equipment	(3,687,013)	(214,390)
Mine development expenditures	(3,524,203)	-
	(5,211,216)	(1,566,413)

Cash provided by financing activities
Shares issued for cash, net of issuance costs	2,280,305	24,832,082
	2,280,305	24,832,082

Increase (decrease) in cash during the period	(3,461,903)	16,773,955
Effect of changes in foreign exchange rates	(501,144)	15,410
Cash and restricted cash, beginning	17,414,536	625,171

Cash and restricted cash, ending	13,451,489	17,414,536

Supplementary cash flow information (Note 21)

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Consolidated Statements of Equity
(Expressed in Canadian dollars)

	Share Capital		Share Payment Reserves
					Foreign
			Share	Share	Exchange
	Number of	Share	Payment	Warrant	Translation
	Common	Capital	Reserve	Reserve	Reserve	Deficit	Total
	Shares	$	$	$	$	$	$

Balance, January 1, 2010	84,718,289	52,273,254	7,362,021	4,448,115	-	(54,057,600)	10,025,790
Total comprehensive loss
Net loss for the year	-	-	-	-	-	(42,150,914)	(42,150,914)
Foreign exchange translation reserve	-	-	-	-	(431,146)	-	(431,146)
	-	-	-	-	(431,146)	(42,150,914)	(42,582,060)

Private placements (Note 17c)	38,780,648	12,433,353	-	5,581,835	-	-	18,015,188
Acquisition of Silver One (Note 5)	89,315,406	57,982,663	2,494,727	4,569,403	-	-	65,046,793
Shares issued to settle debt (Note 17d)	2,969,050	734,711	-	-	-	-	734,711
Exercise of stock options	540,000	265,957	(75,957)	-	-	-	190,000
Exercise of warrants	14,979,864	8,461,943	-	(1,762,697)	-	-	6,699,246
Stock-based compensation	-	-	1,300,368	-	-	-	1,300,368
Balance, December 31, 2010	231,303,257	132,151,881	11,081,159	12,836,656	(431,146)	(96,208,514)	59,430,036
Total comprehensive loss
Net loss for the period	-	-	-	-	-	(3,914,120)	(3,914,120)
Foreign exchange translation reserve	-	-	-	-	530,411	-	530,411
	-	-	-	-	530,411	(3,914,120)	(3,383,709)

Shares issued to settle debt (Note 17a)	1,000,000	650,000	(650,000)	-	-	-	-
Exercise of stock options	2,394,500	1,461,317	(673,566)	-	-	-	787,751
Exercise of warrants & broker's units	4,635,605	2,317,729	-	(825,175)	-	-	1,492,554
Share-based compensation	-	-	2,282,727	-	-	-	2,282,727
Balance, December 31, 2011	239,333,362	136,580,927	12,040,320	12,011,481	99,265	(100,122,634)	60,609,359

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

1.	Nature and description of the Company

Silvermex Resources Inc. (referred to as “the Company” or “Silvermex”) is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol SLX.

The Company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, to Genco Resources Ltd. (“Genco”) on March 30, 1998 and to Silvermex Resources Inc. on November 16, 2010.

The Company acquired La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”), an operating silver and gold mining company incorporated under the laws of Mexico in 2003.

On September 20, 2010, the Company announced that it had entered into a plan of arrangement with Silvermex Resources Ltd., a TSX Venture company, to acquire 100% of the outstanding shares of Silvermex Resources Ltd, in an all share transaction. The acquisition was completed on November 16, 2010 and the former Silvermex Resources Ltd. was renamed Silver One Mining Corporation (“Silver One”). See Note 5 for details of the business combination.

The head office, principal address, registered and records office of the Company is located at Suite 1210 - 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada.

2.	Basis of preparation and statement of compliance

These consolidated financial statements represent the Company’s first International Financial Reporting Standard (“IFRSs”) annual consolidated financial statements and have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010 and these consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011, with significant accounting policies as described in Note 3. Prior to the adoption of IFRS, the Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The basis of preparation of these consolidated financial statements is different to that of the Company’s prior year consolidated financial statements prepared in accordance with Canadian GAAP due to the Company’s transition to IFRS. The disclosure required by IFRS 1 demonstrating the impact of the transition to IFRS with a transition date of January 1, 2010 on the financial position and financial performance of the Company are provided in Note 30. Note 30 includes reconciliations of the Company’s consolidated statement of financial position and consolidated statements of comprehensive loss as at the date of transition and for the 2010 comparative periods prepared in accordance with Canadian GAAP and as previously reported or revised, to those prepared and reported in these consolidated financial statements in accordance with IFRS.

The consolidated financial statements of Silvermex Resources Inc. for the year ended December 31, 2011 were approved and authorized for issue by the Board of Directors on March 21, 2012.

3.	Significant accounting policies

The significant accounting policies applied in preparing these consolidated financial statements are as follows:

(a) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Presentation currency

All amounts in these financial statements are presented in Canadian dollars unless noted otherwise.

(c) Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies - continued

The subsidiaries and the Company’s ownership interests therein, are as follows:

Company	Location	Ownership interest	Status

Silver One Mining Corporation	Canada	100%	Consolidated subsidiary
Minera Terra Plata S.A. De C.V.	Mexico	100%	Consolidated subsidiary
Minera La Rastra S.A. De C.V.	Mexico	100%	Consolidated subsidiary
La Guitarra Compania Minera S.A. De C.V.	Mexico	100%	Consolidated subsidiary
Servicios Para La Industria Minera S.A. De C.V.	Mexico	100%	Consolidated subsidiary
Rule Nevada Inc.	USA	100%	Consolidated subsidiary

Inter-company balances, transactions, revenues and expenses, are eliminated in preparing the consolidated financial statements.

(d)	Significant accounting judgements

The preparation of financial statements in conformity with IFRS requires management to apply judgements that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounting judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements include but are not limited to the following:

Economic recoverability of the mineral property interests

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

Impairment of property, plant and equipment, and mining property interests

Management considers both external and internal sources of information in determining there are any indications that the Company’s property, plant and equipment assets and mining property interests are impaired. External sources of information management considers include the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining property interests. Internal sources of information management considers include the manner in which the property, plant and equipment and mining properties are being used or are expected to be used, and indication of economic performance of the assets.

Determination of functional currency for the Company and its subsidiaries

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Determination of the recoverability of Value Added Tax in Mexico

The recoverability of the Company’s Value Added Tax in Mexico requires management’s judgement on the entitlement to claim Value Added Tax in Mexico based legal opinions and judgements rendered through the Mexican courts.

Provision for environmental reclamation and rehabilitation

Environmental reclamation and rehabilitation provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated. The estimate of future environmental rehabilitation liabilities is subject to change based on amendments to applicable laws and legislation. Future changes in environmental rehabilitation liabilities, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies - continued

The judgements are based on experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

	(e)	Significant accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to accounting estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Significant accounts that require estimates as the basis for determining the stated amounts include but are not limited to the following:

Valuation allowances relating to accounts receivable.

Assumptions in the Black-Scholes option pricing model used to estimate the fair value of warrants, and share-based payments.

Depreciation and depletion of mineral property interests, and property, plant and equipment are dependent upon estimates of useful lives and reserve estimates.

The assessment of any impairment of mineral property interests, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.

Contingencies related to various legal and tax matters which are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

The figures for mineral property interests are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators.

Probability of realizing deferred income tax assets.

	(f)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred is measured as the aggregate of the acquisition date fair values of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquisition date is the date at which the Company obtains control over the acquiree. Any costs directly attributable to the business combination are expensed as incurred, except if incurred in the issuance of debt or equity securities.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations (“IFRS 3”) are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”), which are recognized and measured at fair value less cost to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized immediately in profit or loss.

The interest of non-controlling shareholders on acquisition is initially measured at the non-controlling shareholders proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

	(g)	Foreign currency translation

The Company’s functional and presentation currency is the Canadian dollar. The individual financial statements of each group entity are measured in the currency of the primary economic environment in which the entity operates (its functional currency).

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies – continued

In preparing the financial statements of the individual entities, transactions in currencies other than an entity’s functional currency (foreign currencies) are recorded at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the exchange rates prevailing at the statements of financial position date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences are recognized in the statements of comprehensive loss, unless the difference relates to an item that is recognized in other comprehensive income, whereby the exchange difference would be recognized in other comprehensive income or loss and reclassified from equity to the statements of comprehensive loss on disposal or partial disposal of the net investment. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities whose functional currency is not the Canadian dollar are translated using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period.

	(h)	Cash and restricted cash

Cash consists of deposits in the bank. Restricted cash consists of cash or deposit collateral posted to a third party for a bond held for the Mexican government and relates to the value added tax and corporate income tax reassessment (Note 25a).

	(i)	Short-term investments

Short-term investments consist of term deposits with fixed interest rates with maturity dates more than 90 days but less than a year. They are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the statement of financial position date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each statement of financial position date, the Company assesses for any objective evidence of a prolonged or significant decline in value and records such impairment in profit or loss for the period. If an impairment of an investment in an equity security has been recorded in the statement of comprehensive loss, it cannot be reversed in future periods.

	(j)	Inventories

Parts and supplies and silver and gold concentrates are measured at the lower of average cost or net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Silver and gold concentrate inventory represents finished goods. The Company does not have work-in-process inventory at December 31, 2011. Silver and gold concentrate inventory is determined on a weighted average cost basis and includes all direct costs of extracting the ore, direct labour, and an allocation of the indirect costs associated with operating La Guitarra mine. Cost of parts and supplies are determined on a weighted average cost basis. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

The costs of inventories sold during the year are presented as cost of sales in the consolidated statements of comprehensive loss.

	(k)	Exploration and evaluation expenditures

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i)

establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation, and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred to the date of establishing that the costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized to property, plant and equipment as mine infrastructure. The Company uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies – continued

Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

Assessable facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

Authorizations: operating permits and feasible environmental programs exist or are obtainable.

	(l)	Mineral property interests

Property acquisition and mine development costs are initially recorded at cost. Pre-production expenditures are capitalized until the commencement of production. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are charged to operations as incurred. Interest on financing attributable to mine development is capitalized to mine development costs (“qualifying assets”) while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the depreciation and depletion of mine development costs. Property acquisition and mine development costs are amortized by the units-of-production method based on estimated recoverable reserves.

Amounts relating to the costs to acquire mineral and exploration rights are capitalized as incurred. The costs of acquiring mineral and exploration rights are recognized as mineral property interests at their cost of acquisition or at fair value if purchased as part of a business combination. The carrying values of capitalized amounts are reviewed when indicators of impairment are present.

	(m)	Property, plant and equipment

Property, plant, and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation and depletion and impairment loss, if any. The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated economic life of the specific assets to which they relate, using straight-line method and rates indicated below:

Asset	Depreciation and depletion rate
Automotive	2 to 12 years
Buildings	20 years
Computer equipment	2 to 7 years
Office furniture and equipment	10 years
Mining equipment	2 to 20 years, or life of mine
Leasehold improvements	Term of the lease
Mine development and reclamation	Unit of production basis

Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation and depletion. Depreciation and depletion commences on the date the asset is available for use, as intended by management. The Company assesses whether there are indicators of impairment at each reporting date.

(n)	Impairment of long-lived assets

At each reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are based on expected future production, estimated recoverable reserves, estimated future commodity prices and the estimated operating, capital, and reclamation costs. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies – continued

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For the purposes of impairment testing, mineral property interests are allocated to cash-generating units (“CGU”) to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in statements of comprehensive loss.

	(o)	Provision for reclamation and rehabilitation

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment. The Company records the fair value of any environmental reclamation and rehabilitation as a liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs that are required by current legal and regulatory requirements. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mineral property along with a corresponding increase in the rehabilitation provision in the period incurred. The mine reclamation asset is depreciated on a units of production basis. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

	(p)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Where the expenditure is material, the amount of the provision shall be the present value of the expenditures to be required to settle the obligation. The increase in the provision due to passage of time is recognized as finance costs.

Present obligation arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Company has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.

	(q)	Share-based payment transactions

The Company grants share-based awards to employees, directors and consultants as an element of compensation. The fair value of the awards is recognized over the vesting period as share-based compensation expense and share-based payment reserve within equity. The fair value of share-based payments is determined using the Black-Scholes option pricing model using estimates at the date of the grant. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the consolidated statements of comprehensive loss with a corresponding entry within equity, against share-based payment reserve. No expense is recognized for awards that do not ultimately vest. When options are exercised, the proceeds received, together with any related amount in share-based payment reserve, are credited to share capital.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies – continued

	(r)	Income taxes

The Company uses the liability method of accounting for income taxes. Current and deferred tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted by the end of the reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in net earnings in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in the recognition of deferred tax assets or liabilities:

the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;

goodwill; and

investments in subsidiaries and associates and interests in joint ventures where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

	(s)	Financial instruments

All financial assets and financial liabilities are initially recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they incurred. Upon inception, all financial assets and financial liabilities are designated into one of five categories and measured as follows:

Classification	Subsequent measurement
Fair-value-through-profit-or-loss (“FVTPL”)	Fair value
Available-for-sale	Fair value
Held to maturity	Amortized cost
Loans and receivables	Amortized cost
Other financial liabilities	Amortized cost

Financial assets classified as available-for-sale are measured at fair value with gains and losses recognized in other comprehensive income (loss) except for impairment losses.

The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The effective interest rate discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Financial assets and liabilities classified as FVTPL include financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial assets and liabilities classified as FVTPL are recognized through the consolidated statements of comprehensive loss.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies – continued

	(t)	Impairment of financial assets

An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at FVTPL may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period and measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) as discounted at the financial asset’s effective interest rate at initial recognition. Foreign exchange gain and losses on monetary items are recognized in the consolidated statements of comprehensive loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognised in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognised. With respect to available-for-sale equity securities, impairment losses previously recognised in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognised in other comprehensive income.

	(u)	Leases

Operating lease payments (Note 25e) are expensed on a straight-line basis over the term of the relevant lease. Incentives received in connection with an operating lease are recognized on a straight-line basis over the lease term.

Assets held under finance leases are recognized as assets of the Company at the lower of the fair value at the inception of the lease or the present value of the minimum lease payments. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged to the consolidated statements of comprehensive loss, unless they are directly attributable to qualifying assets, in which case they are capitalized. At December 31, 2011, December 31, 2010 and January 1, 2010, the Company did not have any finance leases.

	(v)	Revenue

Revenue from the sale of mineral concentrate is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues from mineral sales are initially measured using provisional pricing and are subject to adjustment upon final settlement of weights and assays with final settlement occurring up to 60 days after the shipment date. Adjustments for weights and assays are recorded when results are determinable or on final settlement. All prices were fixed as at December 31, 2011. Refining and treatment charges are netted against revenues from mineral sales.

	(w)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and (ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill on an annual basis and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a CGU to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value recover.

Upon disposal or abandonment of a CGU, the carrying amount of goodwill allocated to that CGU is derecognized and included in the calculation of gain or loss on disposal or abandonment.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

3.	Significant accounting policies – continued

	(x)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset until such time as the asset is substantially ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using the weighted average of the borrowing costs applicable to the general borrowings of the Company that are outstanding during the period.

	(y)	Earnings (loss) per share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period. In periods of loss, diluted loss per share is the same as basic loss per share as the effect would be anti-dilutive.

4.	Changes in accounting standards

Accounting standards effective January 1, 2012

	(a)	IFRS 9, Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified at fair value, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 6, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

	(b)	IAS 12, Income taxes (“IAS 12”)

IAS 12 – Income Taxes was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

Accounting standards effective January 1, 2013

	(a)	IFRS 10, Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements and is effective for periods beginning on or after January 1, 2013, with earlier application permitted. This standard will replace all of the existing guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”) and SIC 12 Consolidation – Special Purpose Entities (“SIC 12”). IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control and includes detailed guidance that addresses the different ways in which a reporting entity (investor) might control another entity (investee). The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

4.	Changes in accounting standards – continued

	(b)	IFRS 11, Joint Arrangements (“IFRS 11”)

The IASB issued IFRS 11 – Joint Arrangements, on May 12, 2011. This standard supersedes IAS 31 – Interest in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint ventures”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venture recognizes its investment in a joint arrangement using equity method. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	(c)	IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

	(d)	IAS 1, Financial Statement Presentation (“IAS 1”)

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

	(e)	IFRS 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 – Disclosure of Interests in Other Entities has been issued and is effective for periods beginning on or after January 1, 2013. IFRS 12 sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Company is currently evaluating the impact of these amendments to IFRS 12 on its consolidated financial statements.

	(f)	IAS 28, Investments in Associates (“IAS 28”)

As a consequential amendment to IFRS 11, the IASB also amended IAS 28 – Investments in Associates in May 2011 which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	(g)	IAS 19 – Employee Benefits (“IAS 19”)

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to deter or recognize in full in profit or loss actuarial gains and losses and instead of mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The Amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

4.	Changes in accounting standards – continued

(h) IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”)

IAS 27 – Consolidated and Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

(i) IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”)

IAS 27 – Consolidated and Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

(j) (j) IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”)

On December 16, 2011, the IASB published new disclosure requirements jointly with the Financial Accounting Standards Board ("FASB") that enables users of financial statements to better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The new requirements are effective for annual periods beginning on or after January 1, 2013.

Accounting standards effective January 1, 2014

IAS 32, Financial Instruments: Presentation (“IAS 32”)

On December 16, 2011, the IASB published amendments to IAS 32 – Financial Instruments: Presentation to clarify the application of the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

Accounting standards effective January 1, 2015

IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments in three main phases. IFRS 9 will be the new standard for financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November, 2009 and October, 2010, phase one of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2015 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	Acquisition of Silvermex Resources Ltd.

On September 20, 2010, the Company announced that it had entered into a plan of arrangement with Silvermex Resources Ltd., a TSX Venture company, to acquire 100% of the outstanding shares of Silvermex Resources Ltd., in an all share transaction. The acquisition was completed on November 16, 2010.

The transaction has been accounted for as a business combination under the acquisition method, with former Genco Resources Ltd. as the acquirer of Silver One. The Company has included the results of Silver One in its consolidated financial statements commencing on November 16, 2010.

Immediately prior to the completion of the plan of arrangement, the common shares of the Company were split on a ratio of 1 to 1.1 (Note 17b). Accordingly, the outstanding share options and warrants were also split on a ratio of 1 to 1.1 and the exercise price of the options and warrants decreased by a ratio 0.90909. The other terms of the options and warrants were not modified.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

5.	Acquisition of Silvermex Resources Ltd. – continued

Total purchase consideration is as follows:

$
Common shares issued	58,055,014

Other share capital items:
Employee and consultant share options	1,844,727
Warrants	4,116,095
Agents’ common share units	453,308
Debt assumed to be settled in shares (Note 17b)	650,000
Total consideration	65,119,144

Management has determined the date of acquisition to be November 16, 2010 and therefore valued the share consideration at the Company’s closing share price on the acquisition date.

The consideration issued to the former Silver One shareholders in exchange for their existing Silver One share capital items are comprised of 89,315,406 common shares valued at $0.65 per share on the acquisition date, 7,000,000 employee and consultant share options, 15,795,655 common share warrants and 1,003,244 agents’ common share units. Each agent common share unit is exercisable at $0.45 into one common share and one common share purchase warrant which are exercisable at $0.65. The fair values of the options and warrants were measured on the date of acquisition using the Black-Scholes option pricing model (Notes 17 & 18).

The final purchase price allocation is as follows:

$
Total consideration	65,119,144

Net assets acquired:
Cash	4,048,180
Other current assets	456,320
Property, plant and equipment	1,579,026
Mineral property interests	23,284,796
Goodwill (Note 6)	41,491,913
Current liabilities	(651,497)
Long-term debt	(924,088)
Provision for reclamation and rehabilitation	(142,259)
Deferred income taxes	(4,023,247)
65,119,144

The purchase price of an acquired business is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values, with the excess recorded as goodwill. Such estimated fair value assessments require judgment.

Goodwill of $37,468,666 arose primarily due to the change in fair value of the share consideration issued to the former shareholders of Silver One. During the time period between the date of the announcement of the transaction and the acquisition date, the Company’s share price increased significantly, causing an increase in the value of the overall purchase consideration. The Company attributes a portion of the goodwill to the potential of the land and mineral rights acquired to provide reserves and resources over and above the value attributed to the mineral property interests. The Company tested the impairment of goodwill at December 31, 2010 and determined that it could not support the carrying value of the goodwill and as result recorded an impairment of the goodwill of $37,468,666 (Note 6). Additional goodwill of $4,023,247 arose from the deferred tax liability related to the difference between the assigned fair values and tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for income tax purposes.

Transaction costs of $847,709 were incurred and expensed in the year ended December 31, 2010.

Proforma information (unaudited)
The net loss for the consolidated Company for the year ended December 31, 2010 would have been $50,266,337 and the loss per share would have been $0.45 (basic and diluted) if the business combination for Silver One had occurred on January 1, 2010. Revenue would not have changed as Silver One had no revenue in 2010.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

6.	Goodwill

The goodwill arose from the acquisition of Silver One and therefore relates to the exploration properties. The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

$

Balance, January 1, 2010	-
Goodwill on acquisition of Silver One (Note 5)	41,491,913
Impairment of Goodwill (Note 5)	(37,468,666)
Balance, December 31, 2010	4,023,247
Impairment of San Marcial (Note 13)	(932,081)
Balance, December 31, 2011	3,091,166

The carrying amount of goodwill has been allocated to the Company’s CGU’s as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

San Marcial Property	-	932,081	-
Peñasco Quemado Property	1,257,388	1,257,388	-
La Frazada Property	1,115,131	1,115,131	-
Rosario Property	718,647	718,647	-
	3,091,166	4,023,247	-

Goodwill is assessed for impairment annually as at December 31, or when circumstances indicate there may be an impairment, and is allocated to CGUs on the basis of management’s internal review.

7.	Cost of sales

	December 31,	December 31,
	2011	2010
	$	$

Raw materials, consumables, and energy	3,457,679	792,896
Salaries and employee benefits	3,830,777	1,012,020
Change in silver and gold concentrate inventories (Note 11)	114,700	(334,310)
Depreciation and depletion	1,349,909	859,953
Others	1,550,514	569,539
	10,303,579	2,900,098

8.	Finance costs

	December 31,	December 31,
	2011	2010
	$	$

Accretion of interest due to Goldcorp (Note 15)	13,539	38,104
Accretion of interest due to Aurcana (Note 15)	53,519	7,731
Accretion of reclamation and rehabilitation obligations (Note 16)	93,270	7,917
	160,328	53,752

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

9.	Accounts receivable

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Trade receivable (Note 23)	2,018,207	1,766,942	293,794
Value Added Taxes Receivable, net (Note 25d)	220,955	68,104	-
Note receivable from Comstock (Note 13)	213,296	-	-
Other	443,075	546,460	63,227
	2,895,533	2,381,506	357,021

10.	Note receivable

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Note due from Andover (Note 12)	-	2,000,000	2,566,201

11.	Inventory

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Silver and gold concentrates	196,884	334,242	-
Parts and supplies	627,694	374,181	231,207
	824,578	708,423	231,207

The cost of inventories included in cost of sales for the year ended December 31, 2011 amounted to $114,700 (Note 7) (2010 – increase in cost of inventories of $334,310). At December 31, 2011, December 31, 2010 and January 1, 2010, no inventories have been pledged as security for liabilities.

12.	Sale of shares of Chief Consolidated Mining Company

During 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell the Company’s 64.7% interest in Chief Consolidated Mining Company (“Chief”), for cash consideration of $4,800,930 (US$4,878,002), and 1,500,000 Andover shares with Andover pledging the entire amount of the Chief shares as collateral. This sale was not completed by Andover under the agreed terms and during 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

During the first quarter of 2009, a settlement (the “2009 Settlement”) was reached with Andover and new terms for the sale of Chief were agreed. As part of the 2009 Settlement, the parties agreed to terminate all previous agreements and Andover agreed to purchase the Chief shares for a promissory note (the “Note”) of $5,000,000 plus amounts previously paid to the Company in 2008 totalling $2,000,000 in cash and $857,500 in Andover shares. The Note, which was due to be repaid in September 2009, bore quarterly interest at a specified rate of US prime plus 2%, subject to a minimum rate of 4% per year. The Company received the Chief shares as collateral for the Note.

Based on the book value of the investment in Chief shares in 2009, a gain of $5,431,820 resulted. The gain was deferred and was to be recognized as proceeds were received. During the year ended December 31, 2009 the Company recognized a gain of $1,579,520 in profit or loss relating to the cash proceeds and Andover shares received prior to the 2009 Settlement. During the fourth quarter of 2009, the Company evaluated the recoverability of the promissory note and concluded that it was impaired and recognized an allowance for impairment of the receivable totalling $2,433,799 which reduced the carrying value of the Note and also reduced the amount of the deferred gain on the disposal of the Chief shares. The amount of the impairment was equal to the value of the pledged Chief shares. The remaining gain on the sale of $1,418,501 was deferred.

During 2010, the Company and Andover agreed to amend the 2009 Settlement and entered into a new agreement (the “2010 Agreement”). Under the terms of the 2010 Agreement, the Company agreed to new terms of repayment which included $2,000,000 during 2010 (received) and a remaining $2,000,000 in September 2011 (received, Note 10).

During the year ended December 31, 2010, the Company recognized a gain of $1,559,053 due to the payments received from Andover during 2010. An additional gain of $1,293,265 has been recognized during the year ended December 31, 2011 as a result of collecting the final payment. As the sale was completed when the last payment was collected, all obligations have been fulfilled by Andover. The Company received total interest payments of $478,598 from Andover during the period from first quarter of 2009 to the year ended December 31, 2011.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

13.	Mineral property interests

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

San Marcial Property	-	5,910,675	-
Peñasco Quemado Property	7,067,240	7,067,240	-
La Frazada Property	6,267,674	6,267,674	-
Rosario Property	4,039,208	4,039,208	-
Other properties	20,000	38,449	48,493
	17,394,122	23,323,246	48,493

San Marcial Property, Sinaloa, Mexico

The Company had an agreement with Silver Standard Resource Inc. (“Silver Standard”) to earn a 100% interest in the San Marcial Project. Under the current agreement, an option payment of 1,000,000 common shares of the Company was required in February 2011. This payment has not been made as of December 31, 2011 as the agreement is in the process of being renegotiated. In addition to the share payment, the Company has an option to pay $6,000,000 in either cash or shares at the election of Silver Standard, by February 1, 2012. During the year ended December 31, 2011, the Company determined the property's metallurgy, when viewed in the context of the terms of the option agreement and the Company's adjacent properties, did not warrant further exploration or development. The Company believes the property cannot generate a positive economic benefit given the factors above and therefore a write-down of $5,910,675, and attributable goodwill relating to the property, was included in the consolidated statements of comprehensive loss. Although management has written-down the property, the Company has maintained the property in good standing under the terms of the option agreement with the exception of the 1,000,000 common shares and the $6,000,000 payment outstanding which are in the process of being renegotiated. The Company may retain the property if the renegotiated terms are acceptable. The write-down has no impact to the Company’s other properties.

Peñasco Quemado Property, Sonora, Mexico

The Company holds a 100% interest in the Peñasco Quemado Project and has entered into a Funding Agreement with Silver Standard Resources Inc. The agreement allows for a joint venture agreement to be formed upon notification by the Company that it has prepared a resource estimate that meets or exceeds an aggregate of 30 million ounces of silver in the measured, indicated and inferred mineral resource categories. Upon such notification, Silver Standard may elect to enter into the joint venture by expending the greater of double the expenditures incurred to that date by the Company or $1,019,700 (US$1,000,000). Upon the formation of the joint venture, Silver Standard would acquire a 51% interest and would be the operator of the project. Silver Standard may increase its interest to 70% by paying all costs required to complete a feasibility study.

The Funding Agreement contains a right of first refusal to Silver Standard for the Company’s interest in the project. The Funding Agreement also contains a dilution provision which provides that in the event either party’s interest is diluted below 10%, it shall relinquish its participating interest to the other party in return for a 1% NSR.

La Frazada Property, Nayarit, Mexico

The Company acquired 100% of the La Frazada Property through the acquisition of Silver One (Note 5).

Rosario Property, Sinaloa, Mexico

On November 30, 2009, the Company acquired all of outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana Corporation (“Aurcana”). La Rastra holds the rights to, amongst others, the Rosario, San Juan and Plomosas concessions which are cumulatively referred to as the Rosario Project. The obligation to deliver shares of the Company has been recorded within equity at a fair value of $650,000 and formed part of the purchase price to acquire Silver One.

As of the date of the acquisition of Silver One, the remaining obligations under the purchase agreement included the delivery of 1,000,000 shares to be issued upon the earlier of October 9, 2011 (issued) or the commencement of production; $509,850 (US$500,000) to Aurcana upon the earlier of April 9, 2012 or six months after the commencement of commercial production; a further $509,850 (US$500,000) by October 9, 2012.

Additional consideration under the agreement of $509,850 (US$500,000) to Aurcana or 500,000 shares at the option of Aurcana within 18 months following the commencement of commercial production; $509,850 (US$500,000) to Aurcana or 500,000 shares at the option of Aurcana within 24 months following the commencement of commercial production; and, $509,850 (US$500,000) to Aurcana within 30 months following commencement of commercial production or 500,000 shares at the option of Aurcana. The Company estimated the fair value of the contingent consideration to be negligible.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

13.	Mineral property interests – continued

When Aurcana purchased the Rosario property from Industrial Minera Mexico, S.A. de C.C. ("IMMSA"), the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production by February 2, 2009. If no commercial production is undertaken by such date due to a cause attributable to Aurcana, a 25% advance royalty payment is to be paid on an annual basis based on estimates of production. The agreement contemplates that in conjunction with the acquisition, Silvermex would assume the obligation of the advance royalty payment. As Aurcana did not commence production by February 2, 2009, the Company has accrued an amount of $147,427 within the purchase price allocation for Silver One based on management’s best estimate with the limited information available to the Company.

Other properties

During the year ended December 31, 2011, the Company disposed of its 100% interest on the Oest Property, which consists of 8 patented and 6 unpatented mining claims located in Lyon County, Nevada to Comstock Mining Inc. (“Comstock”, NYSE Amex: LODE). In return for the Oest Property, the Company received an initial payment of $50,985 (US$50,000) less closing costs, additional payments to be paid over 33 months totalling $229,433 (US$225,000) and a production royalty over future production on the property of 2.5% of net smelter returns (“NSR”). Under the terms of the sale agreement the first $101,970 (US$100,000) payable under the 2.5% NSR royalty is to be used to extinguish all existing royalties on the property prior to commencing royalty payments to the Company. As at December 31, 2011 $213,296 (US$217,494, Note 9) was outstanding.

14.	Property, plant, and equipment

		Land &	Computer	Office	Leasehold	Mine	Mine	Mine	Construction
	Automotive	buildings	equipment	furniture	improvements	equipment	development	reclamation	in process	Total
	$	$	$	$	$	$	$	$	$	$

Cost
Balance, January 1, 2010	326,888	1,025,058	175,737	94,005	140,238	3,646,200	8,591,549	-	-	13,999,675
Additions	826	30,590	73,277	-	-	123,886	-	1,231,064	-	1,459,643
Silver One acquisition (Note 5)	80,315	764,443	67,379	40,043	-	626,846	-	-	-	1,579,026
Disposals	(51,757)	(2,978)	-	-	-	-	-	-	-	(54,735)
Foreign exchange translation adjustment	(13,914)	(51,171)	(1,400)	(749)	-	(182,614)	(420,785)	-	-	(670,633)
Total cost, December 31, 2010	342,358	1,765,942	314,993	133,299	140,238	4,214,318	8,170,764	1,231,064	-	16,312,976

Accumulated depreciation and depletion
Balance, January 1, 2010	-	-	70,703	30,522	84,245	-	-	-	-	185,470
Depreciation and depletion	65,808	29,930	107,416	9,387	19,197	547,295	212,964	-	-	991,997
Disposals	(43,485)	-	-	-	-	-	-	-	-	(43,485)
Foreign exchange translation adjustment	(290)	(1,171)	(306)	(1,306)	-	(25,587)	(5,347)	-	-	(34,007)
Total accumulated depreciation and depletion, December 31, 2010	22,033	28,759	177,813	38,603	103,442	521,708	207,617	-	-	1,099,975

Net book value, December 31, 2010	320,325	1,737,183	137,180	94,696	36,796	3,692,610	7,963,147	1,231,064	-	15,213,001

Cost
Balance, January 1, 2011	342,358	1,765,942	314,993	133,299	140,238	4,214,318	8,170,764	1,231,064	-	16,312,976
Additions	270,143	485,590	235,356	15,141	-	1,331,410	3,608,114	549,977	902,993	7,398,724
Disposals	-	-	(19,924)	(26,277)	-	-	-	-	-	(46,201)
Impairment	-	-	-	-	-	(203,907)	-	-	-	(203,907)
Foreign exchange translation adjustment	16,687	20,425	11,919	887	-	121,361	247,317	24,869	27,299	470,764
Total cost, December 31, 2011	629,188	2,271,957	542,344	123,050	140,238	5,463,182	12,026,195	1,805,910	930,292	23,932,356

Accumulated depreciation and depletion
Balance, January 1, 2011	22,033	28,759	177,813	38,603	103,442	521,708	207,617	-	-	1,099,975
Depreciation and depletion	107,397	64,145	142,800	32,600	36,796	450,111	630,293	80,239	-	1,544,381
Disposals	-	-	(19,493)	(19,707)	-	-	-	-	-	(39,200)
Impairment	-	-	-	-	-	(134,939)	-	-	-	(134,939)
Foreign exchange translation adjustment	2,946	1,737	2,214	1,300	-	40,497	29,022	1,953	-	79,669
Total accumulated depreciation and depletion, December 31, 2011	132,376	94,641	303,334	52,796	140,238	877,377	866,932	82,192	-	2,549,886

Net book value, December 31, 2011	496,812	2,177,316	239,010	70,254	-	4,585,805	11,159,263	1,723,718	930,292	21,382,470

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

14.	Property, plant, and equipment – continued

The Company reviews for indicators of impairment for property, plant and equipment at each reporting date. During the review of mine equipment, the Company identified damaged equipment and determined the carrying value was not likely to be fully recoverable. As a result, the Company recorded an assets impairment related to the mining operations segment of net value of $68,968 as at December 31, 2011 (December 31, 2010 - $nil).

Depreciation and depletion expensed during the years ended December 31, 2011 and December 31, 2010 were recorded as follows:

	December 31,	December 31,
	2011	2010
	$	$

Cost of sales	1,349,909	859,953
Exploration	79,702	-
Administration	114,770	132,044
	1,544,381	991,997

Mine development costs included in property, plant, and equipment relate to the La Guitarra property.

La Guitarra Property, State of Mexico, Mexico

The Company owns and leases concessions which are primarily located in the Municipality of Temascaltepec, in the State of Mexico. The Company directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party.

The concessions owned by the third party are not currently in production. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to the third party of $203,940 (US$200,000) is payable when the production has totalled 30,000 equivalent ounces of gold.

15.	Long term debt

Pursuant to the acquisition of La Guitarra in August 2003, the Company agreed to pay $4,130,400 (US$4,000,000) of the purchase price as a promissory note to Goldcorp Inc. (“Goldcorp”). The debt bears no interest, is unsecured, and repayable by instalments of $509,850 (US$500,000) on each of the first through eighth anniversaries of the closing date. The final instalment of $509,850 (US$500,000) is currently being renegotiated and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value on its original acquisition date. The effective interest rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

As part of the acquisition of Silver One on November 16, 2010 (Note 5), the Company assumed a debt of Silver One relating to the 2009 acquisition of 100% of the outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana. The remaining obligations under the agreement include the requirement to deliver 1,000,000 common shares (issued, Note 17a) and debt payments of $509,850 (US$500,000) to Aurcana upon the earlier of April 9, 2012 or six months after the commencement of commercial production and $509,850 (US$500,000) by October 9, 2012.

The debt payments to Aurcana have been discounted for financial reporting purposes to their fair value. The rate used to discount the debt to its fair value was 5.89% which was based on the cost of borrowing of similar companies for the same purpose.

The balance of long term debt is as follows:

	December 31,	December 31,		January 1,
	2011	2010		2010
	$	$		$

Due to Goldcorp	509,850	487,147		1,033,873
Due to Aurcana	989,619	917,494		-
	1,499,469	1,404,641		1,033,873
Less: current portion	(1,499,469)	(487,147)		(516,937)
	-	917,494		516,936

Required debt payments (face value)			$

2012				1,529,550

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

15.	Long term debt – continued

The difference between the fair value of the payment and its face value was due to the discounting of the debt at the time of acquisition. The Company recognized accretion of interest as follows:

	December 31,	December 31,
	2011	2010
	$	$

Accretion of interest due to Goldcorp	13,539	38,104
Accretion of interest due to Aurcana	53,519	7,731
	67,058	45,835

16.	Environmental reclamation and rehabilitation provision

$

Balance, January 1, 2010	111,092
Accretion expense for the year	7,917
Decommissioning provisions assumed in Silver One acquisition (Note 5)	142,259
Change in estimate	1,241,662
Foreign exchange translation adjustment	(9,990)
Balance, December 31, 2010	1,492,940
Accretion expense for the year	93,270
Change in estimate	508,982
Foreign exchange translation adjustment	(135,473)
Balance, December 31, 2011	1,959,719

The Company has an obligation to undertake restoration and rehabilitation work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental reclamation and rehabilitation has been estimated based on the Company’s interpretation of current legal and regulatory requirements and is recognized at the present value of such costs. During the year ended December 31, 2011, the Company revised its estimate of the environmental reclamation and rehabilitation obligation. At December 31, 2011, the Company’s undiscounted provision for reclamation and rehabilitation estimate was $5,152,292 (December 31, 2010 - $4,159,409, January 1, 2010 - $1,321,856). The Company anticipates settling these obligations within the next 15 years. The present value of the provision has been calculated using an effective weighted average pre-tax market discount rate of 7% and an inflation factor of 3%. The present value of the provision may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

17.	Share capital and equity reserves

At December 31, 2011, the Company had an unlimited number of authorized common shares without par value and 239,333,362 common shares issued and outstanding (December 31, 2010 – 231,303,257, January 1, 2010 – 84,718,289). The Company does not reserve shares for issuances in connection with the exercise of share options, warrants, and agents’ common share units.

(a)

During the year ended December 31, 2011, the Company issued 2,394,500 common shares for proceeds of $787,751 relating to stock options exercised. An additional 4,635,605 common shares were issued for proceeds of $1,492,554 relating to warrants and agents’ common share units exercised. To settle debt owing to Aurcana (Note 15), 1,000,000 common shares were issued. As at December 31, 2011, 1,000,000 common shares were held in escrow, which will be released over a period of 12 months with 25% released from escrow every three months after November 15, 2011.

(b)

On November 16, 2010, the Company completed the plan of arrangement for the acquisition of Silver One (Note 5) in an all-share transaction. In consideration for 100% of the outstanding shares of Silver One, Silvermex issued 89,315,406 shares and assumed 7,000,000 employee and consultant stock options, 15,795,653 warrants and 1,003,244 agents’ common share units of Silver One and share obligations to Aurcana. The fair value of the 7,000,000 employee and consultant share options assumed was determined using the Black-Scholes pricing model using the following assumptions: a weighted average exercise price of $0.35, a weighted average risk free rate of 1.43%, weighted average volatility of 116%, a weighted average expected life of 2.12 years and with no dividends being paid. With these assumptions, the fair value was determined to be $3,260,162 with $1,844,732 for the vested options at the date of acquisition which was recognized as part of the consideration paid and $1,415,430 for the unvested options which is recognized as share-based compensation expense over the remaining vesting period.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

17.	Share capital and equity reserves - continued

The fair value attributable to the 460,000 common share warrants was $152,583. The fair value was determined using the Black- Scholes pricing model using the following assumptions: an exercise price of $0.45, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.20 years and with no dividends being paid.

The fair value attributable to the 15,335,655 common share warrants was $3,963,512. The fair value was determined using the Black-Scholes pricing model using the following assumptions: an exercise price of $0.65, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.20 years and with no dividends being paid.

The fair value attributable to the 1,003,244 agents’ common share options portion of the units was $332,779. The fair value was determined using the Black-Scholes pricing model using the following assumptions: exercise price of $0.45, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.20 years and with no dividends being paid.

The fair value attributable to the 1,003,244 agents’ common share warrants portion of the units was $120,529. The fair value was determined using the Black-Scholes pricing model using the following assumptions: exercise price of $0.65, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.20 years and with no dividends being paid.

In conjunction with the plan of arrangement, immediately prior to the completion of the plan of arrangement, the common shares were split on a ratio of 1 to 1.1. The outstanding share options and warrants were split on a ratio of 1 to 1.1 and the exercise price of the options and warrants decreased on a ratio of 1.1 to 1. The other terms of the options and warrants were not modified. All amounts of shares, warrants and options and their exercise prices have been adjusted in this note disclosure to reflect the stock split.

(c)

During February and March 2010, the Company completed the private placement of 14,587,100 units at a price of $0.33 per unit for gross proceeds of $4,773,960. Of the total number of units issued, 10,021,781 units consisted of one common share and a one-half transferable warrant and 4,565,319 units consisted of one common shares and a one-quarter transferable warrant to purchase a further share for $0.41 for a period of two years. The agent was paid a fee of $381,917 and issued 440,000 broker’s warrants. Each whole broker warrant is exercisable to purchase one share at $0.41 for a period of two years. Other share issuance costs for the private placement were $125,747.

The fair value of the transferable warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.59%, volatility of 117%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $4,096,040 and $677,920 respectively. The fair value attributed to the broker’s warrants was $49,514.

During December 2010, the Company completed the private placement of 24,193,548 units at a price of $0.62 per unit for gross proceeds of $15,000,000. Of the 24,193,548 units, 23,166,499 units were a brokered private placement for gross proceeds of $14,363,230 and 1,027,049 units were a non-brokered private placement for gross proceeds of $636,770. Each unit consisted of one common share and half of one warrant. Each whole warrant entitles the holder to purchase a further share for $0.90 for a period of three years. The agents were paid a fee of $1,005,426, representing 7% of the gross proceeds raised in the brokered portion of the private placement and were issued 1,621,655 broker’s warrants equal to 7% of the number of units sold in the brokered portion of the private placement. The Company paid $35,650 representing 7% of the gross proceeds raised in the non-brokered private placement and issued 57,893 warrants equal to 7% of the units issued in the non-brokered portion of the private placement. All of the agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

The fair value of the 12,096,774 common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.57%, volatility of 117%, an expected life of three year and with no dividends being paid. The fair value attributable to the common shares and warrants was $11,115,005 and $3,884,995 respectively. The fair value attributed to the 1,621,655 broker warrants and the 57,893 non-broker warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.38%, volatility of 111%, an expected life of two year and with no dividends being paid. The fair value attributable to the broker warrants and to the non-broker warrants was $935,990 and $33,405 respectively.

(d)

During year ended December 31, 2010, the Company issued 760,697 common shares for a total of $217,626 to a former director and officer for bonuses earned and issued 2,208,353 common shares for a total of $517,085 to Goldcorp Inc. in satisfaction of a US$500,000 installment payment on the promissory note related to the acquisition of La Guitarra (Note 15).

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

17.	Share capital and equity reserves - continued Warrants

A summary of the Company's warrants at December 31, 2011 are presented as follows:

		Weighted
		average
	Number of	exercise price
	warrants	per share
		$

Balance, December 31, 2009	30,470,636	0.35
Issued*	36,164,200	0.69
Exercised	(14,979,928)	0.40

Balance, December 31, 2010	51,654,908	0.57
Issued	360,000	0.65
Exercised	(4,275,605)	0.47
Expired	(22,000)	0.41

Balance, December 31, 2011	47,717,303	0.58

* Includes warrants assumed in the business acquisition (Note 5)

The weighted average contractual life of the outstanding warrants is 0.71 years.

A summary of the Company’s outstanding and exercisable warrants at December 31, 2011 is as follows:

	Exercise price	Outstanding and
Expiry Date	$	exercisable

February 12, 2012	0.41	2,669,230
February 12, 2012	0.65	13,767,761
March 5, 2012	0.41	13,750
May 8, 2012	0.32	12,356,902
May 15, 2012	0.32	2,291,667
May 27, 2012	0.32	2,841,667
December 16, 2012	0.71	1,679,548
December 16, 2013	0.90	12,096,778

Balance, December 31, 2011		47,717,303

Subsequent to the year ended December 31, 2011, 13,767,761 of warrants with a weighted average exercise price of $0.65 were not exercised and expired on February 12, 2012. In addition, 2,694,944 of warrants with a weighted average exercise price of $0.41 were exercised subsequent to year end.

Agents’ Common Share Units

A summary of the Company's agents’ common share units at December 31, 2011 are presented as follows:

	Number of	Weighted average
	agents’	exercise price
	common	per share
	share units	$

Balance, December 31, 2009	-	-
Issued	1,003,244	0.45

Balance, December 31, 2010	1,003,244	0.45
Exercised	(360,000)	0.45

Balance, December 31, 2011	643,244	0.45

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

17.	Share capital and equity reserves - continued

Each unit is exercisable at $0.45 into one common share and one common share warrant. Each full warrant is exercisable at $0.65 into a common share. Subsequent to the year ended December 31, 2011, 643,244 agents’ common share units were not exercised and expired on February 12, 2012.

18.	Share-based compensation

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant share options to employees and non-employees. In July 2011, the Company adopted the Stock Option Plan 2011 (“Plan”). Under the Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan may not be less than the market price of the Company’s shares at the date of grant. The maximum term of any option may be ten years, but generally options are granted for five years or less. The Company settles all exercised share option contracts by issuing common shares.

A summary of the Company's options at December 31, 2011 and 2010 are presented as follows:

		Weighted average
	Number of	exercise price per share
	options	$

Balance, December 31, 2009	3,473,340	1.42
Granted *	10,373,700	0.34
Exercised	(540,000)	0.35
Forfeited	(497,200)	1.20
Expired	(181,500)	0.74

Balance, December 31, 2010	12,628,340	0.60
Granted	3,406,231	0.74
Exercised	(2,394,500)	0.33
Forfeited	(1,352,190)	1.88
Expired	(178,900)	0.52

Balance, December 31, 2011	12,108,981	0.55
* Includes 7,000,000 employee and consultant share options that were assumed in the business acquisition of Silver One (Note 5).

A summary of the Company's options at December 31, 2011 are presented as follows:

	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise	Number of	exercise	contractual	Number of	exercise	contractual
price	options	price	life	options	price	life
($)	outstanding	($)	(years)	exercisable	($)	(years)

0.25 – 0.30	1,978,900	0.27	2.99	1,841,946	0.27	2.94
0.30 – 0.40	3,652,750	0.35	3.11	3,652,750	0.35	3.11
0.40 – 0.45	3,000,000	0.41	3.24	3,000,000	0.41	3.24
0.45 – 0.75	3,156,231	0.73	4.12	2,245,615	0.74	4.10
0.75 – 4.05	871,100	1.71	2.07	846,100	1.74	2.01

0.25 – 4.05	12,108,981	0.55	3.33	11,036,411	0.53	3.26

During the year ended December 31, 2011, options granted had a total fair value of $1,477,877 (December 31, 2010 - $597,138) and a weighted average grant-date fair value of $0.43 (December 31, 2010 - $0.19) . The options have been valued using the Black-Scholes option pricing model (“Black-Scholes”), with the following weighted average assumptions:

	December 31,	December 31,
	2011	2010

Average risk free rate	1.69%	1.43%
Expected life	2.14 years	1.83 years
Expected volatility	111.41%	115.38%
Expected forfeiture rate	3.8%	4.0%
Expected dividends	Nil	Nil

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

18.	Share-based compensation - continued

The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the Toronto Stock Exchange.

19.	Income taxes

Income tax expense differs from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	December 31,	December 31,
	2011	2010
	$	$

Net loss before income tax	(10,812,107)	(42,645,570)
Canadian federal and provincial income tax rates	26.50%	28.50%
Income tax recovery based on the above rates	(2,865,208)	(12,153,987)
Items that cause an increase (decrease) in:
Difference between foreign and Canadian tax rates	(159,641)	6,945
Non-deductible expenses and other permanent differences	1,550,809	882,761
Change in long term Canadian tax rates	17,077	131,182
Non-taxable portion of capital gains	(187,437)	(222,265)
Losses and temporary differences for which an income tax asset has not been recognized	1,492,364	1,125,723
Non-deductible write-down of goodwill	279,624	10,678,569
Benefit from previously unrecognized tax benefits	(5,720,205)	(623,095)
Change in long term Mexican tax rates	-	(421,711)
Foreign currency translation differences	(1,305,370)	101,222

Income tax recovery	(6,897,987)	(494,656)

The provision of income taxes consists of:

	December 31,	December 31,
	2011	2010
	$	$

Current income tax expense	189,915	56,394
Deferred income tax recovery	(7,087,902)	(551,050)
	(6,897,987)	(494,656)

The combined federal and provincial income tax rates declined due to a reduction in income tax rates in Canada applicable to the fiscal year. All current and deferred income tax relates to the Company’s Mexican subsidiaries.

The composition of deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2011	2010
	$	$
Deferred income tax assets
Non-capital losses	6,669,555	-
Liabilities	901,364	518,290
Total deferred income tax assets	7,570,919	518,290

Deferred income tax liabilities
Mineral property, plant and equipment	6,520,260	6,676,048

Deferred income tax (assets) liabilities, net	(1,050,659)	6,157,758

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

19.	Income Taxes – continued

	December 31,	December 31,
	2011	2010
	$	$

Deferred tax assets	(3,403,340)	-
Deferred tax liabilities	2,352,645	6,157,758
	(1,050,695)	6,157,758

The company has recognized a deferred tax asset with respect to its Mexican mining operations as its local mining operations are profitable and the loss carryfowards should be used in the future by the expected future taxable income.

The composition of deferred tax recovery is as follows

	December 31,	December 31,
	2011	2010
	$	$
Deferred income tax assets
Non-capital losses	(6,689,587)	-
Liabilities	(393,219)	(371,479)

Deferred income tax liabilities
Mineral property, plant and equipment	(25,096)	(179,571)
Deferred income tax recovery	(7,087,902)	(551,050)

Continuity of changes in the Company’s net deferred tax position is as follows:

	December 31,	December 31,
	2011	2010
	$	$

Net deferred tax liability, beginning of year	6,157,758	2,588,169
Deferred income tax recovery during the year	(7,087,902)	(551,050)
Acquisition of Silver One (Note 5)	-	4,023,247
Changes due to foreign currency translation	(120,551)	97,392
Net deferred tax (assets) liability, end of year	(1,050,695)	6,157,758

Unrecognized deferred tax assets are as follows:

	December 31,	December 31,
	2011	2010
	$	$

Non-capital losses	5,931,079	12,775,399
Capital losses	413,076	-
Property, plant and equipment	105,348	-
Share issue costs	435,073	830,855
Investments	-	327,196
Other	39,450	2,686,439
	6,924,026	16,619,889

The non-capital losses have expiry dates while the remainder of the unrecognized deferred tax assets have no expiry dates.

At December 31, 2011, the Company has losses for income tax purposes in Canada and Mexico which may be used to reduce future taxable income. The income tax benefit, if any, of these losses have not been recorded in these consolidated financial statements because of the uncertainty of their recovery.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

19.	Income Taxes – continued

The future expiration taxes of losses are as follows:

Operating losses for tax purposes	Canada	Mexico	Total
	$	$	$
Expire in:
2013	-	13,874	13,874
2014	365,571	52,909	418,480
2015	1,664,483	24,971	1,689,454
2016	-	119,546	119,546
2017	-	783,692	783,692
2018	-	275,593	275,593
2019	-	1,603,529	1,603,529
2020	-	398,564	398,564
2021	-	1,467,019	1,467,019
2026	1,472,346	-	1,472,346
2027	4,110,650	-	4,110,650
2028	1,605,978	-	1,605,978
2030	3,548,521	-	3,548,521
2031	5,648,309	-	5,648,309
	18,415,858	4,739,697	23,155,555

Capital losses – no expiry date	3,304,605	-	3,304,605

20.	Changes in non-cash working capital

	December 31,	December 31,
	2011	2010
	$	$

Accounts receivable	(250,306)	(2,238,639)
Inventories	(98,107)	(477,216)
Prepaid expenses and deposits	(515,553)	(56,535)
Accounts payable and accrued liabilities	1,381,997	(422,269)
	518,031	(3,194,659)

21.	Supplementary cash flow information

	December 31,	December 31,
	2011	2010
	$	$

Interest paid	Nil	Nil
Income tax paid	56,394	1,327

Non-cash financing and investing items:
Warrants issued pursuant to equity financing	Nil	49,514
Deposits and accounts payable for purchase of property, plant, and equipment	(369,423)	Nil

22.	Related party transactions

During the year ended December 31, 2011, a director of the Company repaid an outstanding loan for $93,000 which was advanced during the year ended December 31, 2010 and bore interest at 5.0% per annum, was due on demand, with the principal and interest due on or before March 10, 2011.

Included in accounts receivable are advances to a director and a company controlled by the director in the amount of $7,313 (December 31, 2010 - $6,737, January 1, 2010 - $nil). This amount was repaid subsequent to December 31, 2011.

During the year ended December 31, 2010, the Company completed a private placement (Note 17c) at a price of $0.33 per unit of which a director subscribed for 5,665,319 common shares and 550,000 warrants.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

22.	Related party transactions – continued Compensation of key management

Key management includes directors and officers of the Company. Compensation awarded to key management included:

	December 31,	December 31,
	2011	2010
	$	$

Salaries and short-term employee benefits	1,684,052	1,883,714
Share-based compensation	1,843,758	1,037,178
Termination benefits	220,000	-
	3,747,810	2,920,892

As part of the acquisition of Silvermex (Note 5), several key management individuals were awarded bonuses equivalent to the exercise prices of the options. The bonuses become payable upon exercise of the options. The Company used an effective exercise price of zero when determining the fair value of the options and the compensation has been recorded as share-based compensation.

23.	Economic dependence

In 2011, 97% (2010 – 100%) of silver and gold sales were to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at December 31, 2011 is $1,985,844 (December 31, 2010 - $1,766,942, January 1, 2010 - $293,794) owing from Compania Minera Pena de Bernal.

24.	Segmented information

The Company has two reportable operating segments, being the La Guitarra operating mine (“Mining Operations”) and the La Guitarra and Silver One exploration operations (“Exploration”). All revenues and cost of sales relate to the sale of silver and gold in Mexico.

An operating segment is defined as a component of the Company:

That engages in business activities from which it may earn revenues and incur expenses;

Whose operating results are reviewed regularly by entity’s chief operating decision maker; and for which discrete financial information is available.

Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

The Company’s assets by geographic location are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Canada	18,390,058	26,665,145	3,310,124
Mexico	52,818,344	46,051,278	14,469,418
Total assets	71,208,402	72,716,423	17,779,542

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Canada	4,312,396	3,343,870	2,757,744
Mexico	6,286,647	9,942,517	4,996,008
Total Iiabilities	10,599,044	13,286,387	7,753,752

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

24.	Segmented information – continued

The Company’s net loss by operating segment is as follows:

	December 31, 2011 ($)
					Other	Operating
			Depreciation and	Impairment	operating	income
	Sales	Cost of sales	depletion	of goodwill	expenses	(loss)
Mining operations	16,772,340	(8,953,670)	(1,349,909)	-	-	6,468,761
Exploration	-	-	(79,702)	(932,081)	(8,226,296)	(9,238,079)
Corporate	-	-	(114,770)	-	(8,939,530)	(9,054,301)
	16,772,340	(8,953,670)	(1,544,381)	(932,081)	(17,165,826)	(11,823,619)

	December 31, 2010 ($)
						Operating
			Depreciation and	Impairment	Other operating	income
	Sales	Cost of sales	depletion	of goodwill	expenses	(loss)
Mining operations	3,950,957	(2,040,145)	(859,953)	-	(905,503)	145,356
Exploration	-	-	-	(37,468,666)	(150,364)	(37,619,030)
Corporate	-	-	(132,044)	-	(6,355,083)	(6,487,127)
	3,950,957	(2,040,145)	(991,997)	(37,468,666)	(7,410,950)	(43,960,801)

25.	Contingencies and commitments

	(a)	Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3,000,000 (approximately MXN$38,000,000). The reassessment is attributable to (a) VAT refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues that the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income for corporate income tax purposes. The Company has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit and that it will ultimately be successful in having it reversed, the Company has posted cash as collateral for a bond held with SAT for $2,895,533 (MXN$38,896,678), the full amount of the tax reassessment. The Company has not recorded the impact of this reassessment and the collateral for the bond has been classified as restricted cash (Note 3h).

Subsequent to December 31, 2011, the Company received an initial judgement against the Company in favour of the Mexican tax authorities. This judgement is not considered a final legal ruling until the conclusion of the appeals mechanism available to the Company. Therefore, this event has no impact to the consolidated financials as at December 31, 2011.

	(b)	Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work completed under a contract. On June 3, 2011, the Supreme Court of Guanajuato ruled the Company must pay $82,974 (US$81,371) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the year ended December 31, 2011 but believes the interest portion of the claim of approximately $122,364 (US$120,000) is without merit. The Company has accrued $81,576 (US$80,000) as their best estimate for the settlement of this claim as at December 31, 2011.

	(c)	Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had initiated legal action against the Company’s subsidiary La Guitarra claiming unpaid salary and expense reimbursements. Based on the Company’s best estimate for the settlement of the claim, management has accrued $197,029 (MXN$2,700,000) as at December 31, 2011 and 2010.

	(d)	Value Added Tax Receivable (Note 3d)

The Company has certain VAT receivables in Mexico amounting to $1,832,036 (MXN$25,105,380) (December 31, 2010 - $2,260,339 (MXN$27,997,175), January 1, 2010 - $1,788,769 (MXN$21,907,197)). The Company is currently and has been involved in several court trials regarding the receivables and believes it is fully entitled to the VAT receivables under the Mexican laws. However, conflicting court decisions have created uncertainty on the timing and collectability of the VAT receivables. Although the judgement process is still ongoing, it is difficult for management to predict the final outcome. As a result, management has recorded an accounting estimate to reduce the full amount of the receivable to zero as of December 31, 2011. The Company reviews the estimate on a quarterly basis and updates the estimate accordingly if needed.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

25.	Contingencies and commitments – continued

	(e)	The Company entered into several office space and office equipment leases, capital expenditure commitments, and community development commitments. The minimum payments required are as follows:

	As at December 31, 2011
			Between 2 to 5	Greater than 5
	Within 1 year	($)	years ($)	years ($)	Total ($)

Office space and office equipment	210,898		213,426	-	424,324
Capital expenditures	2,170,143		-	-	2,170,143
Community development	12,409		49,635	124,088	186,132

	2,393,450		263,061	124,088	2,780,599

26.	Financial instruments

The Company has designated each of its significant categories of financial instruments as follows:

		December 31, 2011		December 31, 2010
Financial assets	Categories	Carrying value ($)	Fair value ($)	Carrying value ($)	Fair value ($)

Cash	Loans and receivables	10,613,105	10,613,105	17,414,536	17,414,536
Restricted cash	Loans and receivables	2,838,384	2,838,384	-	-
Accounts receivable	Loans and receivables	2,895,533	2,895,533	2,381,506	2,381,506
Short term investments	Available-for-sale	7,400,000	7,400,000	7,400,203	7,400,203
Note receivable	Loans and receivables	-	-	2,000,000	2,000,000
Total financial assets		23,747,022	23,747,022	29,196,245	29,196,245

		December 31, 2011		December 31, 2010
Financial liabilities	Categories	Carrying value ($)	Fair value ($)	Carrying value ($)	Fair value ($)

Accounts payable and accrued liabilities	Other financial liabilities	4,787,211	4,787,211	2,937,783	2,937,783
Long term debt	Other financial liabilities	1,529,550	1,499,469	1,497,000	1,404,641
Total financial liabilities		6,316,761	6,286,680	4,434,783	4,342,424

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 – inputs for the asset or liability that are not based upon observable market data

	December 31, 2011			Total
	Level 1 ($)	Level 2 ($)	Level 3 ($)	($)
Financial assets
Short-term
investments	7,400,000	-	-	7,400,000

	December 31, 2010			Total
	Level 1 ($)	Level 2 ($)	Level 3 ($)	($)
Financial assets
Short-term
investments	7,400,203	-	-	7,400,203

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

26.	Financial instruments – continued

		January 1, 2010		Total
	Level 1 ($)	Level 2 ($)	Level 3 ($)	($)
Financial assets
Short-term investments	-	-	-	-

The fair values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable approximate their carrying values due to the short-term to maturities of these financial instruments. There were no transfers between levels 1, 2, and 3 during the years ended December 31, 2011 and 2010.

27.	Financial risk factors

	(a)	Market risk

		(i)	Currency risk

Currency risk is the risk that fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs the Company incurs in its operations. Silver and gold concentrates are sold in US dollars and the Company’s costs are incurred in principally in US dollars, Canadian dollars, and Mexican pesos. The appreciation of the US dollar and Mexican peso against the Canadian dollar can increase the sales of silver and gold concentrates, cost of silver and concentrates and capital expenditures in Canadian dollar terms. The Company also holds cash that are denominated in US dollars and Mexican pesos which are subject to currency risk. Trade receivables and other current and non-current assets denominated in non-Canadian dollars relate to goods and services taxes, income taxes, and value-added taxes. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-Canadian dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense or recovery. The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than Canadian dollars:

		Accounts
		receivable and	Accounts payable
		other current	and accrued
	Cash and	and non-	liabilities and non-		Deferred
At December	restricted cash	current assets	current liabilities	Long term debt	income tax
31, 2011	$	$	$	$	$
US dollar	1,227,787	2,018,513	(864,114)	(1,499,489)	3,337,656
Mexican peso	2,938,880	380,676	(2,308,073)	-	-
	4,166,666	2,399,189	(2,102,114)	(1,499,489)	3,337,656

At December 31,
2010
US dollar	1,692,637	1,574,170	(229,383)	(1,401,831)	(2,533,989)
Mexican peso	75,913	464,204	(1,321,398)	-	-
	1,768,550	2,038,374	(1,550,781)	(1,401,831)	(2,533,989)

Based on the above net exposures at December 31, 2011, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in a decrease or increase of $42,861 (2010 – $8,984) in the Company’s net earnings. A 1% depreciation or appreciation of the Canadian dollar against the Mexican peso would result in a decrease or increase of $10,117 (2010 - $7,886) in the Company’s net earnings, respectively. The Company did not hedge its exposure to currency fluctuations.

(ii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The Company is subject to price risk from fluctuations in the market price of silver and gold, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the Canadian dollar relative to other major currencies, global demand and supply and global political and economic conditions. The carrying value of the Company’s mine infrastructure and exploration costs could be adversely affected by any reductions in the long term prices of silver and gold. The Company does not hedge its silver and gold sales.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

27.	Financial risk factors – continued

(iii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and short term investments. The Company does not have any outstanding borrowings which bears interest. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term maturity date. The interest rates earned by the Company during the year ended December 31, 2011 on its cash were ranged from 1.20% to 1.25% (2010-from 0.60% to 1.20%). The interest rate earned by the Company during the year ended December 31, 2011 on its short-term investment was 1.36% (2010 – 1.30%). A 1% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings.

	(b)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge it obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, short term investments, accounts and the notes receivable. The Company deposits cash and short term investments with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primary derived from input tax credits receivable and trade receivables for sales of mineral concentrate. The Company maintains an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Notes receivable are due from Andover and Comstock. The note receivable due from Andover relates to the sales of shares from Chief (Note 12). In 2011, the Andover note receivable was repaid. For 2010, the amount of the remaining note receivable was less than the fair value of the pledged Chief shares therefore the note receivable is recorded at its face value.

The note receivable due from Comstock (Note 9) relates to the sales of Oest property. The Company has not recorded a valuation allowance as Comstock is well capitalized and there has been no indication of default on its obligation.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plan. The Company manages liquidity by maintaining adequate cash balances and by raising equity or debt financing. The Company believes it is subject to liquidity risk through its working capital. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

As at December 31, 2011, the Company held cash and short term investments of $18,013,105 (2010 - $24,814,739). As at December 31, 2011, the Company had working capital of $19,063,218 (2010 - $25,438,734), which the Company defines as current assets less current liabilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

		At December 31, 2011
	Within 1	2 to 5 years	Over 5
	year $	$	years $	Total $
Accounts payable and accrued liabilities	4,787,211	-	-	4,787,211
Long term debt	1,499,469	-	-	1,499,469
Capital expenditure commitments	2,170,143	-	-	2,170,143
Reclamation and closure costs	384,748	314,597	4,452,947	5,152,292
Minimum rental and lease payments	210,898	213,426	-	424,324
Community development commitments	12,409	49,635	124,088	186,132
	9,064,878	577,658	4,577,035	14,219,571

28.	Capital management

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plan. The capital of the Company consists of items included in the consolidated shareholders’ equity, net of accumulated deficit, and long term debt, net of cash, short-term investments, and restricted cash as follows:

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

28.	Capital management – continued

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Shareholders’ equity, net of accumulated deficit	60,609,359	59,430,036	10,025,790
Long term debt	-	917,494	516,936
	60,609,359	60,347,530	10,542,726
Less: Cash	(10,613,105)	(17,414,536)	(625,171)
Short-term investments	(7,400,000)	(7,400,203)	-
Restricted cash	(2,838,384)	-	-
	39,757,870	35,532,791	9,917,555

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. Although the Company has completed private placements, it will still need to secure additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions to assure continuation of the Company’s exploration and development programs. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to secure sufficient additional financing in the future and therefore be in a position to realize its assets and discharge its liabilities in the normal course of business.

In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The annual and updated budgets are approved by the Company’s Board of Directors. At December 31, 2011, there was no externally imposed capital requirement.

29.	Events after the reporting period

a)

In March 2012, the Securities and Exchange Commission ("SEC") issued an order revoking the registration of Company’s common shares which are traded on the over-the-counter market in the United States under the symbol "GGCRF" due to historical filing delinquencies. As a result, broker-dealers in the United States are currently unable to effect transactions in the United States markets under the trading symbol GGCRF. The Company’s common shares continue to trade publicly on the TSX under the symbol SLX. To address the issue, the Company had previously filed an annual report on Form 40-F with the SEC in December 2011 and is currently preparing a registration statement on Form 40-F. The new registration statement will be filed in the near future. The registration statement is anticipated to become effective 60 days after its filing.

	b)	Subsequent to the year ended December 31, 2011, options were granted, exercised, forfeited, and expired as follow:

		Weighted average
	Number of	exercise price per share
	options	$
Granted	3,633,269	0.49
Exercised	(1.039,500)	0.31
Forfeited	(1,287,500)	0.83
Expired	(50,000)	0.74

30.	Transition to International Financial Reporting Standards

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010 (the “Transition Date”). The accounting policies set out in Note 3 have been applied in the preparation of its opening IFRS Statement of Financial Position at the date of transition, and in preparing the consolidated financial statements for the years ended December 31, 2011 and 2010, except for the modifications described below.

(a)

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. These optional exemptions are as follows:

Business combinations

The Company has applied the exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the Transition Date.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

30.	Transition to International Financial Reporting Standards – continued

Cumulative translation differences

The Company has elected to set the previous currency translation reserve account to zero at January 1, 2010.

Fair value or revaluation as deemed cost

The Company has elected to measure certain items of property, plant and equipment, accounted for under IAS 16, Property, Plant and Equipment (“IAS 16”) at fair value and use that fair value as the deemed cost on the Transition Date.

Share-based payment transactions

The Company has elected not to apply IFRS 2, Share-Based Payments (“IFRS 2”) to equity instruments granted prior to November 7, 2002 or to those granted after November 7, 2002, that have vested by the Transition Date.

Borrowing costs

The Company has elected the Transition Date as the date to apply the transitional provisions set out in IAS 23, Borrowing Costs (“IAS 23”). The capitalization of borrowing costs under IAS 23 will commence from this date onwards. Borrowing costs previously capitalized under Canadian GAAP have not been adjusted on transition to IFRS.

Decommissioning liabilities

The Company has elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. Accordingly, the decommissioning liabilities have been remeasured as per the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) as at January 1, 2010. The impact to the Company’s assets and liabilities were insignificant.

Arrangements containing a lease

The Company has elected to apply transitional provisions under IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The Company made an assessment of the leases for Canadian GAAP purposes under EIC 150 as at the date of its applicability, December 9, 2004. Accordingly the Company has not reassessed the arrangement containing leases as at the date of transition.

(b)

In accordance with IFRS 1, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies between Canadian GAAP and IFRS.

(c)

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and financial performance. In order to allow the users of the financial statements to better understand these changes, the Company’s opening statement of financial position at January 1, 2010, the statements of financial position at December 31, 2010, and statements of loss and comprehensive loss for the year ended December 31, 2010, have been reconciled to IFRS and presented below, along with explanations of the resulting differences.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

30.	Transition to International Financial Reporting Standards – continued

Reconciliation of statements of financial position as at January 1, 2010			Effect of
			transition to
	Canadian GAAP	Note (e)	IFRS	IFRS
	$		$	$
Assets
Current assets
Cash	625,171		-	625,171
Accounts receivable	357,021		-	357,021
Note receivable	2,566,201		-	2,566,201
Inventory	231,207		-	231,207
Prepaid expenses and deposits	137,244		-	137,244
	3,916,844		-	3,916,844

Mineral property interests	48,493		-	48,493
Property, plant and equipment	33,089,661	ii-vi	(19,275,456)	13,814,205

	37,054,998		(19,275,456)	17,779,542
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,602,117		-	2,602,117
Deferred gain on sale of Chief Consolidated Mining Company	1,418,501		-	1,418,501
Current portion of long term debt	516,937		-	516,937
	4,537,555		-	4,537,555

Long-term debt	516,936		-	516,936
Provision for reclamation and rehabilitation	105,740	v	5,352	111,092
Deferred income taxes	5,943,309	vii	(3,355,140)	2,588,169

	11,103,540		(3,349,788)	7,753,752
Equity
Share capital	52,273,254		-	52,273,254
Share payment reserve	11,849,261	vi	(39,125)	11,810,136
Deficit	(38,171,057)	i-vii	(15,886,543)	(54,057,600)

	25,951,458		(15,925,668)	10,025,790

	37,054,998		(19,275,456)	17,779,542

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

30.	Transition to International Financial Reporting Standards – continued

Reconciliation of statements of financial position as at December 31, 2010			Effect of
			transition to
	Canadian GAAP	Note (e)	IFRS	IFRS
	$		$	$
Assets
Current assets
Cash	17,414,536		-	17,414,536
Short-term investments	7,400,203		-	7,400,203
Accounts receivable	2,381,506		-	2,381,506

Note receivable	2,000,000		-	2,000,000
Inventory	708,423		-	708,423
Prepaid expenses and deposits	252,261		-	252,261
	30,156,929		-	30,156,929

Mineral property interests	28,423,086	vii	(5,099,840)	23,323,246
Property, plant and equipment	35,726,379	ii-vi	(20,513,378)	15,213,001
Goodwill	-	ii-vi	4,023,247	4,023,247

	94,306,394		(21,589,971)	72,716,423
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,937,783		-	2,937,783
Deferred gain on sale of Chief Consolidated Mining Company	1,293,265		-	1,293,265
Current portion of long term debt	487,147		-	487,147
	4,718,195		-	4,718,195

Long-term debt	917,494		-	917,494
Provision for reclamation and rehabilitation	1,492,940		-	1,492,940
Deferred income taxes	10,955,286	vii	(4,797,528)	6,157,758

	18,083,915		(4,797,528)	13,286,387
Equity
Share capital	132,172,307	vi	(20,426)	132,151,881
Share payment reserve	23,689,175	vi	228,640	23,917,815
Foreign exchange translation reserve	-	i	(431,146)	(431,146)
Deficit	(79,639,003)	i-vii	(16,569,511)	(96,208,514)

	76,222,479		(16,792,443)	59,430,036

	94,306,394		(21,589,971)	72,716,423

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

30.	Transition to International Financial Reporting Standards - continued

Reconciliation of statements of loss and comprehensive loss for the year ended December 31, 2010			Effect of
			transition to
	Canadian GAAP	Note (e)	IFRS	IFRS
	$		$	$

Sales	3,950,957		-	3,950,957
Cost of sales	3,112,500	i,iii	(212,402)	2,900,098
	838,457		(212,402)	1,050,859
Operating expenses
Exploration	-	ii	150,364	150,364
Administration	4,601,945	i	59,106	4,661,051
Mine overhead	905,503		-	905,503
Share-based compensation	1,053,029	vi	247,339	1,300,368
Allowance for value added tax receivable	525,708		-	525,708
Impairment of goodwill	37,468,666		-	37,468,666
	44,554,851		456,809	45,011,660
Operating loss	(43,716,394)		(244,407)	(43,960,801)

Other income and (expenses)
Finance costs	(45,835)	v	(7,917)	(53,752)
Foreign exchange loss	-	i	(405,827)	(405,827)
Gain on sale of Chief Consolidated Mining Company	1,559,753		-	1,559,753
Interest and other income	215,057		-	215,057
	1,728,975		(413,744)	1,315,231
Net loss before tax	(41,987,419)		(658,151)	(42,645,570)

Income tax expense (recovery)
Current	56,394		-	56,394
Deferred	(575,867)	vii	24,817	(551,050)
	(519,473)		24,817	(494,656)
Net loss for the period	(41,467,946)		(682,968)	(42,150,914)
Foreign exchange translation reserve	-	i	(431,146)	(431,146)
Total comprehensive loss for the period	(41,467,946)		(1,114,114)	(42,582,060)

Basic and diluted loss per common share	(0.37)			(0.38)

Weighted average number of common shares outstanding	111,513,837			111,513,837

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

30.	Transition to International Financial Reporting Standards - continued

(d)

The consolidated statements of financial position as at December 31, 2010 and the IFRS reconciliation of the consolidated statement of comprehensive loss for the year then ended have been adjusted from those previously reported in Silvermex’s 2011 condensed interim consolidated financial statements for the correction of non-material adjustments occurring from the transition to IFRS.

(i)

Management identified an error in the adjustment to share-based payments upon the transition to IFRS, accounted for under IFRS 2. Management has determined that additional share-based payments should have been recognized during the year ended December 31, 2010 relating to the stock options assumed on the acquisition of Silver One as at November 16, 2010 (Note 5). The impact is that share-based payments were understated by $493,798 with a corresponding impact on share-based payment reserve. This has been corrected in the reconciliation on the statement of financial position as at December 31, 2010 and the statement of comprehensive loss for the year then ended.

(ii)

Management identified an error in the application of IAS 12 in accounting for its business combination when it acquired Silver One. Management has determined that the recognition of the deferred income tax liability should have been offset to goodwill rather than mineral property interests and property, plant and equipment. The impact is that mineral property interests, property, plant and equipment, and deferred income tax liability were overstated by $5,099,839, $488,006, and $1,564,596, respectively as at December 31, 2010, while goodwill was understated by $4,023,248. There was no impact to the statement of comprehensive loss as at December 31, 2010. This has been corrected in the reconciliations on the statement of financial position as at December 31, 2010 and in Note 5.

	(e)	The following are explanatory notes to the IFRS reconciliations above:

		(i)	Functional Currency

Under Canadian GAAP, an entity applies criteria to determine whether a foreign subsidiary’s operation is integrated or self-sustaining. Where a subsidiary is integrated with the parent company, it will share the same measurement currency. As the Company viewed all its operations in Mexico as being integrated with the parent, the measurement currency of both the parent and the subsidiaries was then determined to be the Canadian dollar.

Under IFRS, the functional currency of the reporting entity and each of its foreign operations must be assessed independently giving consideration to the primary economic environment the reporting entity operates. Although IFRS provides similar guidance as Canadian GAAP on the facts to determine an entity’s functional currency, the IFRS guidance distinguishes between primary and secondary factors in making such an assessment. Based on the evaluation of these primary and secondary factors under IFRS, management has concluded that the functional currencies of certain of the Mexican subsidiaries which operate the La Guitarra mine are the US dollar. Accordingly, the change in the functional currency has been reflected in reporting the Company’s financial position and results of operations under IFRS.

As a result of the change in the functional currency, a cumulative translation adjustment was identified in the statement of financial position. As allowed under IFRS 1, the Company has elected to eliminate the cumulative translation adjustment on the IFRS transition date.

		(ii)	IFRS 6 Exploration and Evaluation of Mineral Resources

Canadian GAAP allows a company to establish an accounting policy to either capitalize exploration and evaluation costs incurred on mineral properties until the property is developed or abandoned or to expense the costs as incurred until the property enters the development stage. The Company, under Canadian GAAP, capitalized exploration and evaluation costs until the mineral property was developed or abandoned. IFRS does not have specific guidance on whether exploration and evaluation costs should be capitalized or expensed exploration and evaluation costs, and allows a company to continue with its existing accounting policy under Canadian GAAP or to expense exploration and evaluation costs as incurred until the property enters the development stage. The Company has established a new accounting policy upon transition to IFRS where the Company will expense exploration and evaluation costs as incurred until the mineral property enters into the development phase. The Company has applied the new accounting policy retrospectively.

		(iii)	IAS 16 Property, Plant and Equipment

The Company has elected to measure certain items of property, plant and equipment, accounted for under IAS 16, Property, Plant and Equipment (“IAS 16”) at fair value and use that fair value as the deemed cost on the Transition Date. The net effect was an increase to the carrying value of the property, plant and equipment of $1,724,810 with the offsetting credit to the opening deficit. The Company determined that under IFRS, the US Dollar is the functional currency for a few of the Mexican subsidiaries and as such the carrying values of the non-monetary assets was effected with a net decrease to the carrying values of property, plant and equipment of ($3,115,684) at the date of transition with the offset to deficit. Due to the net decrease in the carrying value of the property, plant and equipment, the depreciation and depletion that had previously been recognized under Canadian GAAP was revised under IFRS to reflect the impact of the decreased carrying value. In addition, on transition to IFRS, the estimated useful lives of the property, plant and equipment were reviewed and the depreciation rates were revised.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

30.	Transition to International Financial Reporting Standards – continued

	(iv)	Componentization of Property, Plant and Equipment

As at January 1, 2010, the Company determined the fair value of certain property, plant and equipment which was deemed to be the cost for these assets. Fair value was determined based on a combination of the market and cost approaches. The market approach determined fair value by analyzing equipment sales in the secondary market for the specific type of asset in Mexico, Canada and the United States. The cost approach determined fair value by analyzing the effective age, general condition and remaining useful life of the asset. Based on these estimates, the percentage of the remaining life of the asset was determined with this factor applied against the new equivalent asset price to determine fair value

IFRS requires entities to componentize all long lived assets and record depreciation on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS.

The total fair value of the mineral property, plant and equipment that was adjusted to fair value was $5,024,841, which became the deemed costs, compared to a carrying value of $3,300,031. The following table provides the fair value and original carrying value for each major class of mineral property, plant and equipment:

	Fair value	Carrying value	Change
	$	$	$

Automotive	326,888	125,802	201,086
Building	1,025,058	654,677	370,381
Computer equipment	26,695	49,400	(22,705)
Mine equipment	3,646,200	2,470,152	1,176,048
	5,024,841	3,300,031	1,724,810

(v)	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

Under Canadian GAAP, asset retirement obligations for environmental reclamation and rehabilitation costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company’s credit-adjusted risk free interest rate. The liability, and corresponding asset, is only re-measured in the event of changes in the amount or timing of the cash flows required to settle the obligation

IAS 37 requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

As described in Note 24a, the Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1. The Company re-measured the liability at the date of transition to IFRS and recorded an adjustment of $5,352 to the carrying value of the liability with the corresponding adjustment to deficit as the reclamation asset had been written off along with the associated property costs in the prior year.

(vi)	IFRS 2 Share-Based Payments

Under Canadian GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized in the period they are estimated.

As a result, the Company revalued the unvested outstanding stock options at January 1, 2010 as described in Note 17 with revised assumptions for estimated life, volatility, risk-free rate and estimated forfeiture rates which are applicable under IFRS.

In the course of preparing these consolidated financial statements, management has made an adjustment to share-based payment for the year ended December 31, 2010 as described in Note 30d.

SILVERMEX RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian dollars)

30.	Transition to International Financial Reporting Standards – continued

		(vii)	IAS 12 Income taxes

IAS 12 requires deferred income taxes to be recognized for temporary differences arising from the difference between the current exchange rate and the historical exchange rate translations of the costs of non-monetary assets and liabilities denominated in foreign currencies. Canadian GAAP does not account for these temporary differences. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property interests and property, plant and equipment balances.

As described in Note 30c(ii), the Company established a new accounting policy under IFRS where the Company will expense exploration and evaluation costs as incurred until the mineral property enters into the development phase. The deferred tax balance was reduced as the temporary differences between capitalized exploration costs and their tax base were eliminated due to the change in accounting policy.

In the course of preparing these consolidated financial statements, management has made an adjustment to the accounting for the business combination as at December 31, 2010, as described in Note 30d.

	(f)	Cash Flows

IAS 7, Statement of cash flows, requires that cash flows relating to finance costs/interest and income tax to be separately disclosed within the statement classifications. Under Canadian GAAP these amounts were previously disclosed as a note to the statement of cash flows. These amounts have been separately disclosed under ‘operating activities’ within the statement of cash flows under IFRS.